Exhibit (a)(1)(F)

TAMCO Acquisition, LLC

777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

To the Stockholders of Titanium Asset Management Corp.:

TAMCO Acquisition, LLC, a Delaware limited liability company (“Purchaser”), is offering to purchase all of the outstanding shares of common stock (the “Shares”) of Titanium Asset Management Corp., a Delaware corporation (the “Company”), not already owned by TAMCO Holdings, LLC, a Delaware limited liability company and the parent company of Purchaser (“Parent”), or Purchaser at a price of $1.08 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase (as defined below) and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 9, 2013, by and among the Company, Parent and Purchaser. Upon successful completion of the Offer, the Company will merge with and into Purchaser, with the Company continuing as a wholly owned subsidiary of Parent, and each then-outstanding Share of the Company will be converted into the right to receive the Offer Price.

Eligible stockholders who possess their stock certificates and tender their Shares to Continental Stock Transfer & Trust Company (the “Depositary”), will receive the Offer Price upon the closing of the Offer. No brokerage or other fees will be charged.

Stockholders holding their Shares with a broker, bank or other nominee will need to contact their broker, bank or other nominee directly for information concerning any transaction costs that may be charged by such nominee for tendering their Shares in the Offer.

Certain conditions to the Offer are described in the Offer to Purchase under the caption Section 15—“Conditions of the Offer.”

We are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Company’s Solicitation/Recommendation Statement;

3.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares, together with the included Internal Revenue Service Form W-9;

4.	A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to the Depositary by the expiration date of the Offer; and

5.	A return envelope addressed to the Depositary for your use only.

The Offer and withdrawal rights will expire at midnight, New York City time, on October 9, 2013, unless the Offer is extended or earlier terminated.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions, including, among other things: (i) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer a number of Shares (A) representing at least a majority of the outstanding Shares, excluding Shares owned by Parent, Purchaser, any direct or indirect equityholder of Parent or any Parent Director (as defined in the Offer to Purchase) or executive officer of the Company or any of its subsidiaries and (B) that, when added to the number of Shares owned by Parent and Purchaser as of immediately prior to the expiration of the Offer, plus the number of Shares to be purchased by Purchaser pursuant to the Top-Up (as defined below), represents at least one Share more than 90% of (x) the outstanding Shares as of immediately prior to the expiration of the Offer plus (y) the number of Shares to be purchased by Purchaser under the Top-Up (the foregoing clauses (x) and (y), the “Fully Diluted Share Number”) and (ii) Parent and Purchaser having received the proceeds of the debt financing pursuant to a letter agreement between Parent and Park Bank. “Top-Up” means the irrevocable right granted to Purchaser by the Company to purchase, at the Offer Price, up to a number of newly issued, fully paid and nonassessable Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser after giving effect to the consummation of the Offer, shall constitute one Share more than 90% of the Fully Diluted Share Number. Other conditions to the Offer are described in the Offer to Purchase.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

A full description of the terms and conditions of the Offer is included in the enclosed Offer to Purchase dated September 12, 2013 (the “Offer to Purchase”). We urge you to review each of the enclosed documents carefully.

If, after reading the Offer to Purchase, you still have questions, please contact Morrow & Co., LLC, the information agent for the Offer, at (800) 607-0088, or Continental Stock Transfer & Trust Company, the depositary for the Offer, at (917) 262-2378.

We sincerely appreciate your attention to this matter.